[THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901 (d) OF
                               REGULATION S-T]


                  U. S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                             SEC FILE NUMBER
                                                                   1 - 13589

                                                                CUSIP NUMBER
                                                                 967575 10 1
      [ ]   Form 10-K and Form 10-KSB
      [ ]   Form 20-F
      [ ]   Form 11-K
      [x]   Form 10-Q and Form 10-QSB
      [ ]   Form N-SAR

            For Period Ended:  September 30, 1996

      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR

            For the Transition Period Ended:  ___________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 1 and 2 of
Part I.

Part I -- Registrant Information

                           The WideCom Group Inc.
           (Exact name of registrant as specified in its charter)

    55 City Center Drive, Suite 500, Mississauga, Ontario, Canada, L5B 1M3
             (Address of principal executive offices, zip code)

Part II -- Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

      An unforeseen delay has occurred in the transfer of data via the internet between the Registrant, its law firm and the firm engaged to reformat the information for transmission to the Commission.

Part IV -- Other Information

      (1) Name and telephone number of person to contact in regard to this notification: Suneet S. Tuli, Executive Vice President, The WideCom Group Inc., 267 Matheson Blvd. East, Mississauga, Ontario, Canada L4Z 1X8; telephone number 905-712-0505.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                     [x]    Yes          [ ]    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [x]    Yes          [ ]    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quarter Ended September 30, 1996 Compared to Quarter
 Ended September 30, 1995

      Revenues for the quarter ended September 30, 1996 were $409,108, a decrease of $148,136 or 26.6%, as compared to $557,244 for the quarter ended September 30, 1995. Sales for the quarter ended September 30, 1996 were $359,301, a decrease of $110,972 as compared to $470,273 for the quarter ended September 30, 1995. For the quarter ended September 30, 1995, sales of the 36" WIDEfax Modular Unit accounted for approximately 63.2% of the Company's product sales. For the quarter ended September 30, 1996, sales of the WIDEfax Scan and WIDEfax Modular Unit accounted for approximately 58.9% and 29.8%, respectively, of the Company's sales. No revenues were recognized from government sponsored research programs for the quarter ended September 30, 1996 as compared to $86,971 for the quarter ended September 30, 1995.

      Operating expenses for the quarter ended September 30, 1996 were $862,336, an increase of $216,990 or 33.6%, as compared to $645,346 for the quarter ended September 30, 1995. Research and development expenses decreased from $211,084 for the quarter ended September 30, 1995 to $188,743 for the quarter ended September 30, 1996. Selling, general and administrative expenses for the quarter ended September 30, 1996 increased by $210,406 and increased as a percentage of revenues from 55.5% to 127.1%. The increases in absolute dollars and as a percentage of revenues were due to marketing expenses associated with continued emphasis on product commercialization, particularly the introduction of the next generation WIDEfax Scan and WIDEfax Plotter and the expansion of the Company's administrative and sales staff and offices in anticipation of expanding the Company's operations.

Six Months Ended September 30, 1996 Compared to
 Six Months Ended September 30, 1995

      Revenues for the six months ended September 30, 1996 were $951,030, a decrease of $126,872 or 11.8%, compared to $1,077,902 for the six months ended September 30, 1995.

      Operating expenses for the six months ended September 30, 1996 were $1,775,364, an increase of $836,683, or 89.0%, compared to $939,681 for the six months ended September 30, 1995. Operating expenses also increased as a percentage of revenues from 87.2% for the six months ended September 30, 1995 to 186.7% for the six months ended September 30, 1996. The increases in absolute dollars and as a percentage of revenues were due to marketing expenses associated with continued emphasis on product commercialization, particularly the introduction of the next generation WIDEfax Scan and WIDEfax Plotter and the expansion of the Company's administrative and sales staff and offices in anticipation of expanding the Company's operation.

      The WideCom Group Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 1996               By:   /s/  Willem J. Botha
                                                  Willem J. Botha,
                                                  Chief Financial Officer